
05007827


epitan

28 April 2005

82-34790

SUPPL

Attention: Public Affairs,
450 5th Street
NW Washington, DC 20549

Dear Public Affairs,

Re: Company Announcements

Please find attached company announcements from EpiTan Limited (EPT) for your records.

If I can be of any other assistance please contact me via email :
sandra.rendich@epitan.com.au

Kind regards,

Sandra Rendich
Executive Assistant
EpiTan Limited

Telephone: (03) 9660 4900
Fax: (03) 9660 4999

5/13



9 March 2004

Company Announcements
Australian Stock Exchange Limited
500 Collins Street
MELBOURNE VIC 3000

Dear Sirs

Re: Correction to Appendix 3B filed on 4 March 2005

The correction relates to Section 9 where the number of unlisted incentive options (EPTAI) should read 6,291,556.

Yours faithfully
EPITAN LIMITED

Iain Kirkwood
CEO / Managing Director

EpiTan Limited abn 88 089 644 119
Level 13, 1 Collins Street, Melbourne Victoria 3000 Australia **Telephone** +61 3 9660 4900 **Facsimile** +61 3 9660 4999 www.epitan.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B


RECD S.E.C.
MAY 2005
1083

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

EPITAN LIMITED

ABN

88 089 644 119

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	250,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise of 250,000 unlisted incentive options at $0.10 each

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary shares - yes
5	Issue price or consideration	$0.10 per share. Total consideration $25,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 250,000 unlisted incentive options at $0.10 each
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Friday 4 March 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	128,549,085	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,291,556	EPTAI (Unlisted Incentive options)
		6,667,362	EPTAK (Unlisted Options Expiring 13 Aug 2007 Ex $1.03)
		2,600,000	EPTAM (Unlisted Options Expiring 17 Dec 2007 Ex $1.08

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary shares rank equally with existing ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 9 March 2005
(Director/~~Company secretary~~)

Print name: I. M. Kirkwood

== == == == ==

+ See chapter 19 for defined terms.


RECD S.E.C.
MAY 2005
1083


epitan

company announcement

Wednesday 30 March 2005

EpiTan to list on London's Alternative Investment Market (AIM) and raise up to A$37 million for Phase III clinical trials

Melbourne, Australia

EpiTan Limited (ASX: EPT, ADR: EPTNY, XETRA: UR9) today announced its intention to seek admission of its shares to trading on the Alternative Investment Market of the London Stock Exchange (AIM) and to undertake an institutional capital raising in the UK.

The capital raising will seek to raise up to £15 million (approx A$37 million). Teather & Greenwood Limited has been engaged as the company's nominated advisors and brokers and is assisting the company with its AIM admission and capital raising.

Teather & Greenwood Limited is one of the UK's leading stockbrokers, with 114 retained clients. It is strategically focused on the small and mid-cap sectors. In the calendar year ended 31 December 2004 Teather & Greenwood's corporate finance department undertook 41 transactions with a total equity value of £1.03 billion.

The company believes two major benefits will result from the listing on AIM and the capital raising:

- Having funds which are expected to enable completion of the remaining clinical (Phase II and III) and non-clinical development of MELANOTAN™, with a view to obtaining regulatory approval.
- Enhancing the company's profile internationally.

Furthermore, the capital raising is an important component of the company's strategy because it aims to create a sufficient pool of securities in the UK to provide significant liquidity for the AIM market.


RECD S.E.C.
2005
1086


epitan

Iain Kirkwood, EpiTan's CEO, said: "EpiTan's position continues to improve with the progress recently made in the MELANOTAN™ clinical trial program, drug formulation and in strengthening its patent estate."

"The fundraising will place the company in a significantly stronger position to look at a wide range of commercial options in taking MELANOTAN™ to market in Europe and USA. We want to create the greatest possible future value for our shareholders from the opportunity offered by MELANOTAN™. EpiTan's ability to move into the Phase III stage should result in a better deal for shareholders."

Details of how the funds are proposed to be used are set out in the attached shareholder Notice of Meeting and accompanying Explanatory Memorandum.

The listing and capital raising are expected to be concluded in May.

About EpiTan

EpiTan Limited is a Melbourne-based specialty pharmaceutical company with a strategy focussed on growing a business centred on dermatology products.

The company's leading drug candidate, for which EpiTan holds exclusive worldwide rights, is MELANOTAN™ which is in clinical development. MELANOTAN™ is EpiTan's brand name for [Nle^4,D-Phe^7]-alpha-MSH, a synthetic analogue of the naturally occurring hormone alpha-MSH, which stimulates melanin production. The four other products, for which EpiTan holds the rights for Australia and New Zealand, are Linotar®, Exorex®, Zindaclin® and OraDisc™ A. Linotar and Exorex are in market. Zindaclin and OraDisc A are scheduled to be launched in late 2005 and 2006 respectively.

EpiTan is currently evaluating the in-licensing of other dermatology products to add to its portfolio.

About MELANOTAN™

MELANOTAN™ stimulates the body to make melanin, the dark pigment of a tan which is known to protect the body from skin damage as a result of exposure to ultraviolet (UV) radiation. UV radiation damage can cause sunburn and sunburn injury is widely recognised

EpiTan Limited abn 88 089 644 119
Level 13, 1 Collins Street, Melbourne Victoria 3000 Australia **Telephone** +61 3 9660 4900 **Facsimile** +61 3 9660 4999 www.epitan.com.au


epitan

as a precursor to skin cancer. MELANOTAN™ stimulates melanin production without the need to expose the skin to UV radiation.

MELANOTAN™ has completed a Phase II clinical trial (daily liquid injections) in Australia which demonstrated that the drug reduced sunburn injury by up to 50% in fair-skinned volunteers. This represents a significant breakthrough for people most at risk of sunburn injury and skin cancer. EpiTan has expanded its clinical studies of MELANOTAN™ into Europe (Germany and Finland). These trials have two aims: to assess MELANOTAN™'s potential both as a preventative to reduce the effects of UV damage to skin and as a therapy for UV-associated skin disorders such as polymorphous light eruption (PMLE); and to test an alternative delivery (transdermal) formulation.

MELANOTAN™ has a number of delivery formulations in development. The most advanced is a sustained release injectable implant which is being used in the Phase II endpoint trial. The testing of a selection of transdermal formulations is also in progress.

An independent report commissioned by the company identified that there are two potentially lucrative markets for MELANOTAN™. Firstly, the prophylactic market which includes those fair-skinned populations that seek additional protection from UV damage because their levels of melanin do not normally increase when they are exposed to UV radiation. This may also include use by people who visit tanning salons. Secondly, the therapeutic market consisting of patients with UV-associated skin diseases or disorders for which MELANOTAN™ may provide a therapeutic benefit.

For more information contact:

Davina Bridgeman, Investor Relations & Marketing, EpiTan Limited, Tel: +61 3 9660 4900
investorrelations@epitan.com.au
Richard Allen, Oxygen Financial Public Relations, Tel: +61 3 9915 6341

-End-



EpiTan Limited
ABN 88 089 644 119

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

000001
000
EPT
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030



30 March 2005

Dear Shareholder,

I have pleasure in enclosing a Notice of Meeting and accompanying Explanatory Memorandum which details the business of an Extraordinary General Meeting of EpiTan Limited to be held at the Buckingham Room, Level 1, Stamford Plaza Melbourne, 111 Little Collins Street, Melbourne, Victoria at 4.00pm on Friday 29 April 2005.

As was announced on ASX on 30 March 2005, the Company is seeking admission of its shares to trading on the Alternative Investment Market of the London Stock Exchange plc (**AIM**). Part of the reason for seeking the AIM admission is to allow overseas investors, particularly those in the UK and Europe, greater ability to invest in the Company. Further to that, the Company has decided to take advantage of the interest shown in the Company in the UK to undertake an institutional capital raising (**Placing**).

This Placing will seek to raise up to £15 million (approx. A$37 million). Details of how the funds are proposed to be used are set out in the attached Explanatory Memorandum.

External advice received supports the Company's proposal to proceed with an AIM listing and use the funds raised to finance Melanotan's progression through Phase III clinical trials. As a result of such action the company will be in a significantly stronger position to look at a wide range of commercial options in taking Melanotan to market. Your Directors conclude that this strategy is more likely to create greater value for the Company's shareholders in the medium- to long-term.

In conducting the Placing, the Company will exceed the 15% limit under Listing Rule 7.1, and therefore shareholder approval is required to approve the issue of shares to enable the placing to occur. The Resolution is set out in the Notice of Meeting and further details in respect of the Resolution are included in the Explanatory Memorandum.

For the reasons set out in the Explanatory Memorandum, your Directors unanimously recommend approval of the proposed Resolution. Your Directors encourage eligible Shareholders to vote in favour of the Resolution set out in the accompanying Notice of Meeting.

If you cannot attend the Extraordinary General Meeting, you are strongly urged to complete the attached Proxy Form. The Proxy Form and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be received as soon as possible and in any event by no later than 4.00pm on Wednesday 27 April 2005.

I urge you to support this resolution which your Directors believe will place the Company in a strong position to achieve its goals over the next 12 to 24 months.

Yours sincerely

Dr Wayne Millen
Chairman

THIS IS AN IMPORTANT DOCUMENT

AND REQUIRES YOUR ATTENTION

If you are in any doubt as to how to deal with it, please consult your financial or other professional adviser.

EPITAN LIMITED

ACN 089 644 119

EXPLANATORY STATEMENT

and

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is given that an Extraordinary General Meeting of EpiTan Limited will be held at the Buckingham Room, Level 1, Stamford Plaza Melbourne, 111 Little Collins Street, Melbourne, Victoria at 4.00pm on Friday 29 April 2005.

In this document you will find:

EPITAN LIMITED
ACN 089 644 119



EXPLANATORY STATEMENT

IMPORTANT NOTICE

This Explanatory Statement is an explanation of, and contains information about the Resolution proposed. It is given to the Company's Shareholders to help them determine how to vote on the Resolution set out in the accompanying Notice of Meeting.

Shareholders should read this Explanatory Statement in full because individual sections do not give a comprehensive review of the Resolution and its subject matter. This Explanatory Statement forms part of the accompanying Notice of Meeting and should be read with the Notice of Meeting.

If you are in doubt about what to do in relation to the proposed Resolution, you should consult your financial or other professional adviser.

This Explanatory Statement is dated 30 March 2005.

1. DEFINITIONS

In this Explanatory Statement, the following terms have the following meanings:

$ or A$ means Australian dollars.

Actual Raising means the amount of funds actually raised (before expenses) under the Placing, such amount to be not more than the Maximum Raising.

Admission means the admission to trading on AIM of the entire share capital of the Company (including the Placing Shares) becoming effective in accordance with the AIM Rules.

AIM means the Alternative Investment Market of the London Stock Exchange plc.

AIM Rules means the provisions of the document entitled "AIM Rules for Companies" published by the London Stock Exchange plc governing, inter alia, admission to AIM and the continuing obligations of companies admitted to AIM, as amended or reissued from time to time.

ASX means Australian Stock Exchange Limited.

Company means EpiTan Limited ACN 089 644 119.

Corporations Act means the *Corporations Act 2001* (Cth).

Director means a director of the Company from time to time.

GBP or £ means pounds sterling, the currency of UK.

General Meeting means the extraordinary general meeting of Shareholders to be convened in accordance with the Notice of Meeting to be held at the Buckingham Room, Level 1, Stamford Plaza Melbourne, 111 Little Collins Street, Melbourne, Victoria at 4.00pm on Friday 29 April 2005.

Listing Rules means the official listing rules of ASX from time to time.

Maximum Raising means £15,000,000.

Notice of Meeting means the Notice of General Meeting dated 30 March 2005 referred to in, and which accompanies, this Explanatory Statement.

Placing means the proposed issue of the Placing Shares at the Placing Price to the persons described in section 3.2 of this Explanatory Statement.

Placing Price means the issue price of the Placing Shares, which price is to be determined in accordance with the formula set out in section 3.2 of this Explanatory Statement.

Placing Shares the Shares the subject of the Placing, the number of which is to be determined by the formula set out in section 3.2 of this Explanatory Statement.

Proxy Form means the proxy form attached to and forming part of the Notice of Meeting.

Resolution means the resolution referred to in the Notice of Meeting.

Share means a fully paid ordinary share in the capital of the Company.

Shareholders means the holders of Shares.

Teather & Greenwood means Teather & Greenwood Limited, the Company's nominated adviser and nominated broker under the AIM Rules, for the purposes of conducting the Admission and the marketing of the Placing.

Trading Day has the meaning set out in the Listing Rules.

UK means the United Kingdom of Great Britain and Northern Ireland.

2. BACKGROUND

The General Meeting referred to in the Notice of Meeting is being held so the Company's Shareholders can consider and vote on the Resolution.

2.1 Admission

On 30 March 2005, the Company advised ASX of its intention to seek admission to trading of the Company's Shares on AIM. To that end, the Company has entered into an engagement letter with Teather & Greenwood, whereby Teather & Greenwood agree to act as:

- the Company's nominated adviser to assist the Company with the process for Admission, and its ongoing requirements after Admission; and
- the Company's broker to AIM.

Under the AIM Rules, all companies must have a nominated adviser and a broker at all times while admitted to trading on AIM.

A formal nominated adviser and broker agreement will be entered into by the Company and Teather & Greenwood in due course prior to Admission.

The Directors believe Admission will:

- enhance the Company's (and its subsidiaries) international profile;
- attract new investors to the Company;
- enhance the Company's ability to raise additional capital in the future, if required; and
- provide additional liquidity for Shareholders through the ability to buy and sell Shares on AIM, as an alternative to the Company's ASX listing, ADR Level 1 program and Frankfurt quotation.

Admission is currently expected to take place in May 2005.

2.2 Placing

As noted above, the Directors believe that the Admission will provide the Company with access to the UK capital markets and an ability to attract new investors to the Company. It allows the Company to access certain investors who are unable or unwilling to invest in securities listed on foreign stock exchanges but are able to invest in securities listed on AIM.

The Admission also provides an opportunity for the Company to raise its profile in the UK and Europe. Therefore, having made the decision to proceed with the Admission, the Directors also believe it important that Placing proceeds, as an important part of that process, as it allows the Company to:

- take advantage of the marketing of the Admission in the UK to raise capital and create a sufficient pool of securities to provide real liquidity for investors in the AIM market; and
- strengthen its position and to enable it to carry out its plans for the next 12 to 24 months.

The Company is seeking to raise the Maximum Raising (before expenses) pursuant to the Placing. After meeting expenses of the Admission and the Placing, it is currently intended that the proceeds of the Placing will be used by the Company to:

- complete the remaining (Phase II and III) clinical development of Melanotan;
- complete the remaining pre-clinical studies for Melanotan;
- support its strategy to secure optimal partnership or collaborative arrangements with larger international pharmaceutical companies to assist with commercialising Melanotan outside of Australia and New Zealand;

- support its strategy to substantially retain the ability to promote and market Melanotan in Australia and New Zealand;
- secure in licensing of other prescription dermatology products to add to its current portfolio; and
- provide the Company with working capital through the period required to achieve these goals.

A certain amount of risk is involved in furthering Melanotan's development by internal means. Despite those risks, the Directors believe that the risks are more than outweighed by the advantages offered to the Company by its ability to use the additional funds raised from the Placing to finance Melanotan through Phase III clinical trials. As a result of such action the company will be in a significantly stronger position to look at a wide range of commercial options in taking Melanotan to market. Based on current evidence available to the Company, it is the Directors' belief that this strategy is more likely to create greater value for Shareholders in the medium- to long-term.

The Placing is conditional upon, among other things, Admission. The Placing is not being underwritten, although a placing agreement is intended to be entered into with Teather & Greenwood whereby Teather & Greenwood will conduct the Placing on behalf of the Company and use reasonable endeavours to procure subscribers for the Placing.

3. RESOLUTION ONE: LISTING RULE 7.1

3.1 Background

Under Listing Rule 7.1, a listed company must obtain the approval of its Shareholders before it can issue securities if the number of those securities, plus the number of other securities issued by the Company in the previous 12 months, is more than 15% of the number of issued securities at the start of that 12 month period.

The proposed Placing is likely to result in the Company exceeding the limit of securities it may issue without the approval of its Shareholders under Listing Rule 7.1. Accordingly, the proposed Placing will require Shareholder approval under Listing Rule 7.1 before it can proceed.

3.2 Information required under Listing Rule 7.3

Listing Rule 7.3 requires that certain information be provided to members for the purposes of considering a resolution in relation to Listing Rule 7.1. This information is set out below:

Maximum number of securities to be issue or formula for calculating the number of securities the entity is to issue
The amount to be raised by the Company will be not more than the Maximum Raising. The number of Placing Shares to be issued will however depend upon the Placing Price. The Placing Price is not presently known. However, the formula to determine the number of Placing Shares is set out below, where the number of Placing Shares (**PS**) will be: PS = A / PP where: A = Actual Raising; and PP = the Placing Price

Date by which the entity will issue the securities

Expected to be on or about 4 May 2005 but in any event no later than 29 July 2005, with issue of the Placing Shares being conditional upon Admission becoming effective.

The issue price of the securities

The issue price (ie the Placing Price) of the securities will be determined by a bookbuild process after the marketing program to be conducted by Teather & Greenwood to potential institutional investors in the UK prior to the Placing. The issue price will be not less than each of:

- 80% of the average market price for Shares calculated over the last 5 days on which sales in Shares were recorded on ASX before the day on which the issue is made; and
- 90% of the average of the Volume Weighted Average Price per Share calculated for each Trading Day during the 3 month period immediately preceding (but not including) the date the price is determined, where Volume Weighted Average Price means, in respect of a Trading Day, the weighted average of the prices of each trade on ASX (excluding special crossings, overnight sales and exchange traded option exercises) on that Trading Day.

The issue price will be in GBP.

Name of allottees (if known) or the basis upon which allottees will be identified or selected

Computershare Investor Services plc, or a nominee of that entity (**Holder**).

The Holder will hold the Placing Shares on behalf of the underlying investors. It will in turn issue depositary interests to the underlying investors, which depositary interests will represent their interest in the Placing Shares. The underlying investors will be UK professional or institutional clients of, or investors sourced by Teather & Greenwood. The precise identity of these persons is unknown at the time of this Explanatory Memorandum.

Terms of the securities

The Placing Shares to be issued are fully paid ordinary shares which will rank equally with all other existing Shares from the date of issue.

Intended use of the funds raised

See section 2 above.

Dates of allotment

Expected to be on or about 4 May 2005 with all Placing Shares to be allotted at the same time

Voting Exclusion statement

See attached Notice of Meeting

It should be noted that the Placing will be conducted in GBP. Accordingly the Placing Price will be set in GBP and UK investors will subscribe in GBP. Therefore the Placing Price (and accordingly the gross/net proceeds of the Placing) will fluctuate in $A terms, depending upon the £/$A exchange rate at the relevant times. However, it is anticipated that there will only be 10-12 days between the determination of the Placing Price and the date on which the Company receives the proceeds of the Placing. Accordingly, the Company does not intend to enter into any hedging arrangements to attempt to negate the effect of any exchange rate fluctuations.

3.3 Advantages

The Directors believe that the advantages which arise if Shareholders approve the Resolution (and therefore the Placing) are:

- enhancing the Company's ability to accelerate the progress of the remaining (Phase II and III) clinical development of Melanotan;
- improving the Company's ability to secure more favourable terms in partnership or collaborative arrangements to assist with commercialisation of Melanotan in significant markets outside of Australia and New Zealand;
- increasing the Company's ability to secure in-licensing of other prescription dermatology products to add to its current portfolio; and
- providing adequate working capital to achieve these goals.

3.4 Disadvantages

The Directors believe that the disadvantages which arise if Shareholders approve the Resolution (and therefore the Placing) include:

- an additional amount of risk involved in furthering Melanotan's development before seeking to share the development risk with a third party;
- Shareholders will be diluted by the Placing;
- the increase in Melanotan's value to the Company following its progression into Phase III clinical trials may be insufficient to compensate Shareholders for the dilution of their ownership interests following the Placing; and
- the Placing is conditional upon Admission and the Company will incur costs associated with Admission and subsequently maintaining a listing on AIM.

4. VOTING

You are urged to consider carefully all of this material, determine how you wish to vote and cast your vote accordingly.

Please refer to the voting exclusion statement in the Notice of Meeting.

5. RECOMMENDATION

5.1 Your Directors recommend approval of the Resolution and recommend that *eligible* Shareholders vote in favour of the Resolution.

5.2 If Shareholders cannot attend the Extraordinary General Meeting they are urged to complete the attached Proxy Form. The Proxy Form and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be received by 4.00pm, Wednesday 27 April 2005, being not later than 48 hours before the time for holding the meeting.

6. QUERIES

If you have any queries about the General Meeting, the Resolution to be put to the General Meeting or the proposals being considered, please contact the Managing Director, Iain Kirkwood at EpiTan Limited on (03) 9660 4900.

DATED 30 March 2005

EPITAN LIMITED

ACN 089 644 119

NOTICE OF EXTRAORDINARY GENERAL MEETING

An extraordinary general meeting of the members of EpiTan Limited (**Company**) will be held:

- on Friday 29 April 2005;
- at 4.00pm Melbourne time;
- at the Buckingham Room, Level 1, Stamford Plaza Melbourne, 111 Little Collins Street, Melbourne, Victoria.

BUSINESS:

To consider and if thought fit pass the following Resolution as an ordinary resolution:

1. Resolution - approval of issue of Shares

That in compliance with Listing Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited, the issue of up to that number of fully paid ordinary shares in the capital of Company (**Shares**) at the issue price per Share (in £) and otherwise on the terms outlined in the Explanatory Statement dated 30 March 2005 which accompanies and forms part of the Notice of General Meeting, as will result in the Company raising a gross amount of £15,000,000, is approved by the members of the Company.

VOTING EXCLUSION STATEMENT

The Listing Rules provide that the Company must disregard any votes on the Resolution cast by:

(a) a person who may participate in the Placing and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the Resolution is passed; and

(b) an associate of each such person.

To give effect to this Listing Rule requirement, any person who votes on the Resolution will not be entitled to participate in the Issue.

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or

(b) it is cast by a person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

DETERMINATION OF VOTING ENTITLEMENTS

The Company has determined, in accordance with regulation 7.11.37 of the *Corporations Regulations 2001* (Cth), that the Shares quoted on ASX at 7.00pm on Wednesday 27 April 2005 are taken, for the purposes of the general meeting to be held by the persons who held them at that time. Accordingly, those persons are entitled to attend and vote (if not otherwise excluded) at the General Meeting.

PROXIES:

1. A member entitled to attend and vote at the meeting has the right to appoint:

   (a) one proxy if the member is only entitled to one vote; and

   (b) one or two proxies if the member is entitled to more than one vote.

2. A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints two proxies and the appointment does not specify the proportion or number of the member's votes, each proxy may exercise one half of the member's votes.

3. A proxy need not be a member of the Company.

4. The member or his or her attorney must sign the Proxy Form. Proxies given by corporations must be signed either under seal or under the hand of a duly authorised officer or attorney.

5. To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be received as soon as possible and in any event no later than 4.00pm on Wednesday 27 April 2005. Proxies may be lodged by facsimile or mail to the following offices or facsimile numbers:

   EpiTan Limited
   Level 13
   1 Collins Street
   Melbourne VIC 3000
   Facsimile number: (03) 9660 4999

   OR

   Computershare Investor Services Pty Limited
   GPO Box 242
   Melbourne Victoria 3001
   Facsimile number: (03) 9473 2555

6. A Proxy Form accompanies this Notice of General Meeting.

DATED 30 March 2005

BY ORDER OF THE BOARD

Iain Kirkwood
Managing Director



Proxy Form

EpiTan Limited

ABN 88 089 644 119

Mark this box with an 'X' if you have made any changes to your address details (see reverse)



All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com



000001 000 EPT
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)



I 1234567890 IND

Appointment of Proxy

I/We being a member/s of EpiTan Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') **OR**

If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Extraordinary General Meeting of EpiTan Limited to be held at in the Buckingham Room, Stamford Plaza Melbourne, 111 Little Collins Street, Melbourne on Friday, 29 April 2005 at 4.00pm and at any adjournment of that meeting.

IMPORTANT: FOR ITEM 1 BELOW




If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 1 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 1 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 1.

Voting directions to your proxy - please mark  to indicate your directions

		For	Against	Abstain*
Item 1	To approve the Issue of Shares			

PLEASE NOTE: IF YOU VOTE IN RESPECT OF ITEM 1, YOU WILL NOT BE ENTITLED TO PARTICIPATE IN THE ISSUE OF SHARES THE SUBJECT OF ITEM 1.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy



Mark with an 'X' if you wish to appoint a second proxy. **AND**



OR

State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name | Contact Daytime Telephone | Date / /



EPT 5PR



EPT WIP 164643/000001/000007/6

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 4.00pm on Friday, 29 April 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - Level 13, 1 Collins Street, MELBOURNE VIC 3000 Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia
BY MAIL	Registered Office - Level 13, 1 Collins Street, MELBOURNE VIC 3000 Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	61 3 9473 2555


RECD S.E.C.
MAY 2005
1086



1 April 2005

Company Announcements
Australian Stock Exchange Limited
500 Collins Street
MELBOURNE VIC 3000

Dear Sirs

Change of Director's Interests - Dr W Millen (Weighton Pty Ltd)

In accordance with Chapter 3 of the Listing Rules, EpiTan Limited (**Epitan**) lodges on behalf of its chairman, Dr W Millen, an Appendix 3Y detailing the recent changes in the shareholding of Weighton Pty Ltd, the company associated with Dr Millen.

The notice records the transfer by Weighton Pty Ltd of 6,000,000 EpiTan shares on 1 April 2005. These shares have been distributed by Weighton Pty Ltd (in its capacity as the trustee of the Millen Family Trust) to one of the adult children of Dr & Mrs Millen as part of an internal re-arrangement of the EpiTan shareholdings held by the Millen family.

It is expressly noted that no shares have been transferred or sold to any party outside of the immediate family. Further, the escrow arrangements previously agreed by Dr Millen (and Weighton) with EpiTan will continue to apply to all of the shares transferred to the children for the period to 30 June 2005.

On 30 March 2005, the company announced its intention to list on the Alternative Investment Market of the London Stock Exchange plc (AIM). Should this planned course of action be completed, all shares held by the Millen family interests will be subject to restrictive dealing arrangements for a period of no less than 12 months from the date of admission to AIM.

Yours faithfully
EPITAN LIMITED

Iain Kirkwood
Managing Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	EPITAN LIMITED
ABN	88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Wayne Millen
Date of last notice	1 April 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct 10,000 Indirect 17,116,375
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The shares are held by Weighton Pty Ltd (as trustee of Millen Family Trust)
Date of change	1 April 2005
No. of securities held prior to change	17,126,375
Class	Fully paid ordinary shares ('EPT')
Number acquired	Nil
Number disposed	6,000,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.73 per share
No. of securities held after change	11,126,375
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Distribution of shares by Millen Family Trust to a beneficiary of the Trust (ie to one of the adult children of Dr & Mrs W Millen)

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Not applicable. There has been no change in the director's interests in contracts.

+ See chapter 19 for defined terms.


epitan



company announcement

Monday 4 April 2005

Dr Roger Aston, founding director of pSivida and former Peptech CEO, appointed to EpiTan Board

Melbourne, Australia

EpiTan Limited (ASX:EPT, ADR:EPTNY, XETRA:UR9) is pleased to announce the appointment of Dr Roger Aston as a non-executive director. Dr Aston was a founding director at pSivida Limited (ASX:PSD) and is currently director of strategy. He was formerly CEO of Peptech Limited.

Dr Aston has more than 20 years experience in the pharmaceutical and biotechnology industries. His other previous positions include: Director of Cambridge Antibody Technology Limited (UK) and Chairman of Cambridge Drug Discovery Limited (UK), now BioFocus plc, and founder and CEO of Biokine Technology Ltd (UK) prior to its acquisition by the Peptech Group.

Dr Aston is currently an executive director of Australian Cancer Technology Limited (ASX:ACU).

Mr Stan McLiesh, Chairman of EpiTan's Remuneration and Nomination Committee, said: "We are delighted that Roger is joining our board. He has an outstanding record in biotechnology and brings significant international and scientific experience to EpiTan at an important time in our company's progress towards Phase III clinical trials and commercialisation."

EpiTan Limited abn 88 089 644 119
Level 13, 1 Collins Street Melbourne Victoria 3000 Australia **Telephone** +61 3 9660 4900 **Facsimile** +61 3 9660 4999 www.epitan.com.au


MAY 2005



In mid 2003 EpiTan signed a collaborative agreement with pSivida Limited. EpiTan and pSivida are working together to develop a new liquid-based sustained-release formulation for MELANOTAN™ incorporating pSivida's BioSilicon™ nanotechnology.

In January EpiTan's directors agreed to expand the Board, increasing the number of directors with international experience to reflect the increasingly broad geographic focus of the company.

About EpiTan

EpiTan Limited is a Melbourne-based specialty pharmaceutical company with a strategy focussed on growing a business centred on dermatology products.

The company's leading drug candidate, for which EpiTan holds exclusive worldwide rights, is MELANOTAN™ which is in clinical development. MELANOTAN™ is EpiTan's brand name for [Nle^4,D-Phe^7]-alpha-MSH, a synthetic analogue of the naturally occurring hormone alpha-MSH, which stimulates melanin production. The four other products, for which EpiTan holds the rights for Australia and New Zealand, are Linotar®, Exorex®, Zindaclin® and OraDisc™ A. Linotar and Exorex are in market. Zindaclin and OraDisc A are scheduled to be launched in late 2005 and 2006 respectively.

EpiTan is currently evaluating the in-licensing of other dermatology products to add to its portfolio.

About MELANOTAN™

MELANOTAN™ stimulates the body to make melanin, the dark pigment of a tan which is known to protect the body from skin damage as a result of exposure to ultraviolet (UV) radiation. UV radiation damage can cause sunburn and sunburn injury is widely recognised as a precursor to skin cancer. MELANOTAN™ stimulates melanin production without the need to expose the skin to UV radiation.

MELANOTAN™ has completed a Phase II clinical trial (daily liquid injections) in Australia which demonstrated that the drug reduced sunburn injury by up to 50% in fair-skinned

EpiTan Limited abn 88 089 644 119
Level 13, 1 Collins Street Melbourne Victoria 3000 Australia **Telephone** +61 3 9660 4900 **Facsimile** +61 3 9660 4999 www.epitan.com.au


epitan

volunteers. This represents a significant breakthrough for people most at risk of sunburn injury and skin cancer. EpiTan has expanded its clinical studies of MELANOTAN™ into Europe. These trials have two aims: to assess MELANOTAN™'s potential both as a preventative to reduce the effects of UV damage to skin and as a therapy for UV-associated skin disorders such as polymorphous light eruption (PMLE); and to test an alternative delivery (transdermal) formulation.

MELANOTAN™ has a number of delivery formulations in development. The most advanced is a sustained release injectable implant which is being used in a Phase II endpoint trial due to begin in Sydney in April 2005. The testing of a selection of transdermal formulations is also in progress.

An independent report commissioned by the company identified that there are two potentially lucrative markets for MELANOTAN™. Firstly, the prophylactic market which includes those fair-skinned populations that seek additional protection from UV damage because their levels of melanin do not normally increase when they are exposed to UV radiation. This may also include use by people who visit tanning salons. Secondly, the therapeutic market consisting of patients with UV-associated skin diseases or disorders for which MELANOTAN™ may provide a therapeutic benefit.

For more information contact:

Davina Bridgeman, Investor Relations & Marketing, EpiTan Limited, Tel: +61 3 9660 4900
investorrelations@epitan.com.au
Richard Allen, Oxygen Financial Public Relations, Tel: +61 3 9915 6341

-END-

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity EpiTan Limited
ABN 88 089 644 119

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Aston
Date of appointment	1 April 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
	nil

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	-Nil-
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
No. and class of securities to which interest relates	Not applicable

+ See chapter 19 for defined terms.

Attention ASX Company Announcements Platform
Lodgement of Open Briefing




open briefing

corporatefile.com.au

EpiTan Limited
Level 13
1 Collins Street
Melbourne, VIC 3000

Date of lodgement: 06-Apr-2005

Title: Open Briefing. EpiTan. CEO on Recent Share Price Weakness

Record of interview:

corporatefile.com.au
EpiTan Limited announced on March 30 its intention to list on the AIM market in the UK and its intention to raise up to $37 million in conjunction with that listing. Since then the EpiTan share price has dropped 30 percent to $0.50 from $0.72. Has there been any material change to your business and future prospects?

CEO Iain Kirkwood
No, there has been no change to our business plan and we remain committed to building a world class pharmaceutical company with a focus on dermatology. Through the proposed capital raising, EpiTan's future prospects will be significantly enhanced. We believe the fundamentals remain solid. Our strategy to successfully commercialise Melanotan remains the core focus of the company.

Of course we accept that most new share placements are, by nature, dilutive. However, the money we plan to raise will open up a wide range of options in approaching the big European and American markets. Before approving this fundraising we examined a range of possibilities and we took external advice from a number of parties. The board's goal is to create sustainable long term value for all shareholders.

It is important to remember that Melanotan is a drug that has been shown to work and is moving towards Phase III trials. This is a very advanced stage of any drug's development and requires significant amounts of capital.

The proposed AIM listing and capital raising process also has required a very thorough review process covering every aspect of the company's business, including its drug development strategy, route to market, patent estate and working capital needs. This work has confirmed the underlying fundamentals of the business.

There is no change to our position on partnering. Our strategy is, and remains, to bring Melanotan to market with a partner in the large markets of Europe and US. As a result of the capital raising, the company will be in a significantly stronger position to look at a wide range of commercial options in taking Melanotan to these markets. It is important we remain patient to ensure we extract the increased value for our shareholders from this unique opportunity. Talks with a number of companies continue.

corporatefile.com.au
How then can you explain the share price drop? Why has the AIM listing and capital raising triggered such weakness?

CEO Iain Kirkwood
It's certainly disappointing as we received good press in the UK following the announcement last week. However, the biotech sector in Australia has been particularly weak recently. Exacerbating this, we understand that the overall weak market has forced some margin calls resulting in a number of EpiTan shares being sold aggressively. This is unfortunate but inevitable when there is a bit of a slump and some shareholders are caught out and are then forced to sell - and sell quickly.

corporatefile.com.au
Is the planned equity raising too big given your market capitalisation has fallen to $64 million?

CEO Iain Kirkwood
No – it is important to note that the maximum is $37 million. We are of the view that the fall in the share price does not reflect a deterioration in the fundamental value of EpiTan's underlying business. We believe that the recent selling has probably been exacerbated by stop losses and margin calls. We would hope that over the coming weeks, stability will return to our share price.

corporatefile.com.au
Why is an equity raising of the size you've planned desirable?

CEO Iain Kirkwood
We have got to the point where, in planning for Melanotan's remaining clinical development prior to seeking approval to market, we needed to be realistic about our working capital requirements. There was absolutely no point in repeated small hand-to-mouth capital raisings. Our working capital projections were thoroughly checked by an independent firm of reporting accountants. Our board unanimously voted to approve the fund raising on AIM which it believes gives us the best chance of delivering Melanotan to the market and maximising value for our shareholders in the medium to long term.

corporatefile.com.au
Will the equity raising progress given the share price weakness?

CEO Iain Kirkwood
Yes. The placing price of the securities will be determined by a book build process after the marketing program to potential institutional investors in the UK. The pricing mechanism detailed in the Notice of EGM ensures that the offer cannot be done at a significant discount to the prevailing market price.

corporatefile.com.au
What do you plan to achieve in progressing the company's development over the next 18 months?

CEO Iain Kirkwood
We expect to complete two short Phase II trials this year which are specifically designed to confirm two things. First, to validate efficacy markers for Melanotan that we want to use in the final Phase III sunburn injury trial. We already have approval to begin this trial which is scheduled to start in the next few weeks.

Second, a pharmacokinetic study which will confirm the suitability of the final implant formulation for use in Phase III and commercialization. The data gathered from last year's dose escalation study has been used to design this final implant which is now being developed in the US.

The final piece of the clinical program is a multi-centre worldwide Phase III trial under the review of the regulatory authorities of Europe, US and Australia. It is planned that EpiTan will submit an IND application to the FDA later this year to allow us to start trials in the USA. We are currently seeking regulatory advice before finalising a clinical trial protocol to be included in the IND application. The outcomes of the sunburn injury and PMLE trials will aid in this decision.

We will also complete the Phase II trials which are currently running in Germany and Finland. These were designed to evaluate the use of Melanotan as a therapeutic drug for patients suffering from PMLE (sun poisoning). PMLE is prevalent in northern latitudes and we estimate that there are approximately 100 million sufferers worldwide. If these trials prove promising, we expect to move in to a Phase II/III clinical trial for PMLE in Europe and the USA during their 2005/2006 winter.

We believe we have a potential blockbuster drug and are one of the very few Australian biotech companies with a drug within realistic reach of commercialisation.

corporatefile.com.au
You've recently appointed Dr Roger Aston a non-executive Director. What is his background and what value do you anticipate he will add to the Board?

CEO Iain Kirkwood
Dr Aston has a strong track record in pharmaceuticals and biotechnology over more than 20 years. He listed Biofocus plc on AIM and is a founding director of pSivida. He will bring a lot of very relevant and practical experience and insight to the board having been involved in a number of successful British and Australian companies.

corporatefile.com.au
Why has the EpiTan Chairman, Dr Wayne Millen, transferred 6 million EpiTan shares to one of his adult children?

CEO Iain Kirkwood
This is an entirely personal re-arrangement concerning the Millen family and the beneficiaries of Dr Millen's family trust. No shares have moved outside of his immediate family.

corporatefile.com.au
What are the relevant escrow arrangements pertaining to the shares transferred to Dr Millen's child?

CEO Iain Kirkwood
Under escrow arrangements previously agreed to by Dr Millen including his family trust (Weighton), these shares which have been transferred cannot be traded until 30 June 2005.

Also, for a period of 12 months following EpiTan's admission to AIM which is expected to be in May 2005, additional and separate restrictions are in place over these shares. The restrictions require my consent to sell any of these shares and furthermore these shares must be dealt with via EpiTan's AIM broker in London, Teather & Greenwood, who will ensure there is an orderly market.

In addition to the above restrictions, Dr Millen himself cannot trade any of his remaining shares under a restrictive dealing arrangement as part of EpiTan's admission to AIM in May. This arrangement also applies to all other EpiTan directors.

corporatefile.com.au
Thank you Iain.

For more information about EpiTan Limited, view www.epitan.com.au or contact Davina Bridgeman, Investor Relations & Marketing, on +61 3 9660 4900.

To read other Open Briefings, or to receive future Open Briefings by e-mail, please visit www.corporatefile.com.au